Putnam Asset Allocation Funds attachment

Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the funds and Putnam Investment Management, LLC was approved as follows:

          		Votes for   Votes against 	Abstentions

Growth Portfolio 	89,790,840  3,015,762 		3,278,547
Balanced Portfolio 	104,197,924 2,457,507 		3,672,313
Conservative Portfolio  81,090,159  1,179,685 		1,345,634

All tabulations are rounded to the nearest whole number.